UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 31, 2003.

or

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-5813

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
PO Box 302
Zeeland, Michigan 49464-0302

Exhibit Index at Page 2

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

- -	Report of Independent Auditors
- -	Statement of Net Assets Available for Benefits
- -	Statement of Changes in Net Assets Available for Benefits
- -	Notes to Financial Statements
- -	Schedule H, line 4i — Schedule of Assets (Held at end of year)

Note:	The instructions to this Form 11-K provide “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedule of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Auditors
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

November 25, 2003	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By:	/s/ James E. Christenson James E. Christenson Executive Vice President, Legal Services, and Secretary, on behalf of The Plan Administrative Committee, the Plan's Named Administrator and Fiduciary

3

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Herman Miller, Inc. Profit Sharing and 401(k) Plan Years ended May 31, 2003 and June 1, 2002

Report of Independent Auditors

Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) as of May 31, 2003 and June 1, 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 31, 2003 and June 1, 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

August 29, 2003	/s/ Ernst & Young LLP

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	May 31 2003	June 1 2002

Assets
Investments, at fair value	$259,564,244	$292,349,953

Receivables:
Employer contributions	952,562	223,125
Employee contributions	556,597	579,482
Investment income	210,907	220,525

Total receivables	1,720,066	1,023,132

Net assets available for benefits	$261,284,310	$293,373,085

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	May 31 2003	June 1 2002

Contributions
Employer	$ 6,133,067	$ 6,875,616
Employee	15,796,444	19,314,031

Total contributions	21,929,511	26,189,647

Investment (loss) income
Dividends	3,609,886	6,300,636
Interest	520,337	746,311
Net depreciation in fair value of investments	(35,694,309)	(50,883,308)

Total investment loss	(31,564,086)	(43,836,361)

Benefit payments	(22,381,285)	(54,945,755)

Administrative expenses	(72,915)	(86,372)

Net decrease in net assets available for benefits	(32,088,775)	(72,678,841)

Net assets available for benefits:
Beginning of year	293,373,085	366,051,926

End of year	$ 261,284,310	$ 293,373,085

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

May 31, 2003 and June 1, 2002

1.   Summary of Significant Accounting and Reporting Policies

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting. Investments are stated at their fair value, which is the quoted market price as reported by Putnam Fiduciary Trust Company, the Plan’s Trustee.

The Plan provides for investments in common stock and various mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2.   Plan Description

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2.   Plan Description (continued)

Company

The Company means Herman Miller, Inc. and its participating affiliates, also referred to herein as the Employer. The Company is the Administrator of the Plan.

Participating Affiliates

Participating affiliates refers to any member of the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

Participation Requirements

All employees of participating affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral account and to the Employer contributions and the earnings thereon.

Employer Profit Sharing Contribution

The Plan provides for an annual discretionary nonelective employer profit sharing contribution into the Company stock fund for each participant. The contribution for the plan year will not exceed 6% of the compensation of eligible participants for the plan year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant’s compensation for the plan year to the total of all eligible participants’ compensation for the plan year, limited to the maximum contribution allocation under the Internal Revenue Code or 25% of participant compensation, whichever is less.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2.   Plan Description (continued)

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company’s common stock, the funds and accounts offered under the Plan, or a combination thereof.

Employer Matching Contributions

The Company will contribute to the Plan as matching contributions up to 50% of the participant’s salary deferral contribution not to exceed 3% of the participant’s compensation.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and investment earnings. Investment earnings are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Herman Miller, Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the plan administrator.

Benefit Payments

For substantially all Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash or a combination of both as directed by the participant and defined in the Plan document.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2.   Plan Description (continued)

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50% of the sum of all of the participant’s account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant’s salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in monthly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

Administrative Expenses

All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

3.   Trust Agreement

Under a trust agreement with the plan administrator, Putnam Fiduciary Trust Company (the Trustee) is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

4.   Investments

The fair value of individual investments that represent 5% or more of the Plan’s total net assets is as follows:

	May 31, 2003		June 1, 2002

Common stock:
Herman Miller, Inc. 5,818,112 and 6,083,454
shares, respectively	$112,813,184	*	$142,717,839	*

Mutual funds:
Putnam Voyager Fund	50,469,851		46,249,201
Putnam Stable Value Fund	20,464,333		18,447,578
PIMCO Total Return Fund	17,601,907
Putnam Investors Fund			15,065,440

*Consists of participant-directed and nonparticipant-directed amounts

During 2003 and 2002, the Plan’s investments (including investments purchased and sold, as well as those held during the year) depreciated in fair value as follows:

	Year ended
	May 31, 2003	June 1, 2002

Common stock	$(24,943,367)	$(25,684,826)
Mutual funds	(10,750,942)	(25,198,482)

	$(35,694,309)	$(50,883,308)

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5.   Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

	May 31, 2003	June 1, 2002

Net assets:
Common stock*	$112,813,184	$142,717,839
Dividend receivable	210,907	220,525
Employer contribution receivable	757,508

	$113,781,599	$142,938,364

	Year ended
	May 31, 2003	June 1, 2002

Changes in net assets:
Contributions	$ 2,730,396	$ 2,595,915
Dividends	858,430	949,784
Net depreciation	(24,943,367)	(25,684,826)
Benefit payments	(8,195,260)	(27,292,278)
Transfers from (to) participant-directed investments	408,828	(4,410,145)
Administrative expenses	(15,792)	(25,907)

	$(29,156,765)	$(53,867,457)

*Consists of participant-directed and nonparticipant-directed amounts

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc., an affiliate of Putnam Fiduciary Trust Company, the Trustee. Therefore, these transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $72,915 and $86,372 for the years ended May 31, 2003 and June 1, 2002, respectively.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

EIN 38-0837640
Plan 002

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
May 31, 2003

Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

Common stock
Herman Miller, Inc.*	Herman Miller, Inc. Common Stock Fund
	(5,818,112 Shares)
	Cost: $75,140,535	$112,813,184

Mutual funds
Putnam Fiduciary Trust Company*	Voyager Fund	50,469,851
	Stable Value Fund	20,464,333
	S&P 500 Index Fund	8,903,011
	International Growth Fund	8,218,692
	Asset Allocation: Growth Portfolio	2,137,589
	Asset Allocation: Conservative Portfolio	2,070,422
	Asset Allocation: Balanced Portfolio	2,039,775
PIMCO	Total Return	17,601,907
Fidelity	Equity - Income	9,076,784
Vanguard	Wellington Fund	7,553,472
Neuberger & Berman	Genesis Trust	5,485,083
RS Investments	Diversified Growth Fund	5,340,401

Total Mutual Funds		139,361,320

Various plan participants*	Participant Loans (interest rates ranging
	from 5.25% to 10.50%)	7,389,740

Total assets held for investment purposes		$259,564,244

*Represents party-in-interest.

There were no investment assets reportable as acquired and disposed of during the year.

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-84202) pertaining to the Herman Miller, Inc. Profit Sharing and 401(k) Plan of our report dated August 29, 2003, with respect to the financial statements and schedule of the Herman Miller, Inc. Profit Sharing and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended May 31, 2003.

Grand Rapids, Michigan November 25, 2003	/s/ Ernst & Young LLP

EXHIBIT 32
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003

In connection with the Annual Report of the Herman Miller Profit Sharing and 401(k) Plan (the “Plan”) on Form 11-K, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James E. Christenson, in my capacity as Executive Vice President, Legal Services, and Secretary, on behalf of The Plan Administrative Committee, the Plan’s Named Administrator and Fiduciary, and I, Elizabeth A. Nickels, in my capacity as Chief Financial Officer of Herman Miller, Inc., each hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2003, that to the best my knowledge and belief:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: November 24, 2003	/s/ James E. Christenson James E. Christenson Executive Vice President, Legal Services, and Secretary, on behalf of The Plan Administrative Committee, the Plan's Named Administrator and Fiduciary

Date: November 24, 2003	/s/ Elizabeth A. Nickels Elizabeth A. Nickels Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.